OMB APPROVAL
OMB Number: 3235-0058
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	Expires: August 31, 2015
Estimated average burden
hours per response.......2.50

FORM 12b-25	SEC FILE NUMBER

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: November 30, 2013

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Greystone Logistics, Inc.
Full Name of Registrant

Former Name if Applicable

1613 East 15th Street
Address of Principal Executive Office (Street and Number)

Tulsa, Oklahoma 74120
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Registrant’s limited personnel and resources have impaired its ability to prepare and timely file its Quarterly Report on Form 10-Q for the period ended November 30, 2013.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Warren F. Kruger	(918)	583-7441
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Greystone’s sales and gross profit is expected to be approximately $10,872,000 and $2,872,000, respectively, for the six month period ended November 30, 2013, compared to $12,187,984 and $2,408,181, respectively, for the six month period ended November 30, 2012.  For the three month period ended November 30, 2013, Greystone’s sales and gross profit is expected to be approximately $4,361,000 and $726,000, respectively, compared to $5,059,118 and $883,332, respectively, for the three month period ended November 30, 2012.

The net income for the six month period ended November 30, 2013 is expected to be approximately $1,572,000 compared to $1,103,544 for the six month period ended November 30, 2012.  Greystone is expected to incur a net loss of approximately $(13,000) for the three month period ended November 30, 2013, compared to net income of $136,777 for the three month period ended November 30, 2012.

The net income available to common shareholders for the six month period ended November 30, 2013 is expected to be approximately $1,298,000, or $0.05 per share, compared to net income $834,608, or $0.03 per share, for the six month period ended November 30, 2012.  For the three month period ended November 30, 2013, Greystone expects a net loss available to common shareholders of approximately $(151,000), or $(0.01) per share, compared to net income $2,603, or $0.00 per share, for the three month period ended November 30, 2012.

Greystone Logistics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 15, 2014		By:	/s/ William W. Rahhal
William W. Rahhal
Chief Financial Officer